Filed by Metrocall Holdings, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Metrocall Holdings, Inc.
Exchange Act File No.: 0-21924

Subject Company: Arch Wireless,
Inc. Exchange Act File No. 001-14248

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Forms 10-K for the year ended December 31, 2003, in each case as amended by respective Amendments No. 1 on Form 10-K/A filed on April 29, 2004.

Metrocall and Arch will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include:

Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of April 23, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch Include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 9.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

* * *
[The following is a press release]

For Immediate Release:
Wednesday, May 5, 2004

Metrocall Contact:	Arch Contact:
Timothy J. Dietz	Patricia A. Gray
Director, Corporate Communications	Sr. Vice President &
& Investor Relations	General Counsel
(703) 660-6677x6231	(508) 870-6089

Metrocall Holdings / Arch Wireless to Respond to DOJ Second Request for
Information Concerning Proposed Merger

     Alexandria, VA and Westborough, MA, Wednesday, May 5, 2004 — Metrocall Holdings, Inc. (NASDAQ: MTOH) and Arch Wireless, Inc. (NASDAQ: AWIN, BSE: AWL) today announced they had received second requests, dated May 5, from the U.S. Department of Justice (DOJ) seeking additional Information regarding their proposed merger.

     On March 29, 2004, Metrocall and Arch Wireless, Inc. announced a merger agreement that would result in a combination of the two businesses. That transaction is subject to several conditions, including shareholder and regulatory approvals.

     The DOJ is conducting its review pursuant to the Premerger Notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Metrocall and Arch filed their Premerger Notification with DOJ on April 5, 2004. Metrocall and Arch are in the process of gathering information to respond to the second requests, and are working cooperatively with the DOJ as it reviews the merger.

About Metrocall Holdings

     Metrocall Holdings, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to the business, government and healthcare communities. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico and the Caribbean. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes. For more information on Metrocall please visit our Web site and online store at www.metrocall.com or call 800-800-2337.

About Arch Wireless

     Arch Wireless, Inc., headquartered in Westborough, Mass., is a leading wireless messaging and mobile information company with operations throughout the United States. It offers a full range of wireless messaging and wireless e-mail services, including mobile data solutions for the enterprise, to business and retail customers nationwide. Arch provides services to customers in all 50 states, the District of Columbia, Puerto Rico, Canada, Mexico and in the Caribbean principally through a nationwide direct sales force, as well as through indirect resellers, retailers and other strategic partners. Additional information on Arch is available on the Internet at http://www.arch.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act
This press release includes “forward-looking statements,” within the meaning of the federal securities laws, that involve uncertainties and risks. These include statements regarding events or developments that Metrocall Holdings expects or anticipates will occur in the future. A number of risks and uncertainties could cause actual results, events, and developments to differ from expectations. Please refer to Metrocall’s most recent annual report on Form 10-K, and any subsequently filed reports on Form 10-Q and Form 8-K, as well as its other filings with the Securities and Exchange Commission, for a complete discussion of these and other important factors that could cause actual results to differ materially from those projected by these forward-looking statements.

Statement under the Private Securities Litigation Reform Act
Statements contained herein or in prior press releases which are not historical fact, such as statements regarding Arch’s expectations for future reductions in operating expenses, future subscriber and disconnect rates, and maintenance of operating margins, are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that may cause Arch’s actual results to be materially different from the company’s expectations expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expectations include, but are not limited to, declining demand for Arch’s paging products and services, Arch’s ability to continue to reduce operating expenses and maintain operating margins, Arch’s ability to complete announced redemptions and payments on its long-term debt, Arch’s future capital needs, competitive pricing pressures, competition from both traditional paging services and other wireless communications services, government regulation, reliance upon third party providers for certain equipment and services, as well as other risks described from time to time in Arch’s periodic reports and registration statements filed with the Securities and Exchange Commission. Although Arch believes the expectations reflected in the forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Arch disclaims any intent or obligation to update any forward-looking statements.